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Exhibit 4.24

RECONVEYANCE AND RELEASE AGREEMENT

    This RECONVEYANCE AND RELEASE AGREEMENT (this "Agreement") is entered into as of February 8, 2001, among Bank of America, N.A. (as successor in interest to NationsBank, N.A.), as the Agent ("the Agent"), Enterprise Funding Corporation ("Enterprise"), a Delaware corporation, UNOVA, Inc., a Delaware corporation ("UNOVA") and KCH Funding, L.L.C., a Delaware limited liability company ("KCH"). Unless otherwise defined herein, capitalized terms used herein have the meanings assigned to them in the Transfer and Administration Agreement dated as of June 18, 1999, among the Agent, KCH, UNOVA and Enterprise (as such agreement may have been amended from time to time, the "Transfer Agreement").

WITNESSETH:

    WHEREAS, KCH has conveyed, transferred or assigned certain Receivables, Related Security, Collections and Proceeds with respect thereto (collectively, the "Transferred Assets") to the Agent from time to time pursuant to the Transfer Agreement;

    WHEREAS, KCH desires to have the Agent convey, transfer and assign all of the Agent's rights, title and interest in and to the Transferred Assets to KCH;

    WHEREAS, the Agent desires to convey, transfer and assign all of the Agent's rights, title and interest in and to the Transferred Assets to KCH; and

    WHEREAS, KCH, the Agent, UNOVA. and Enterprise desire that the Transfer Agreement be terminated in accordance with Section 10.1 of the Transfer Agreement on February 8, 2000 (the "Termination Date");

    NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

    Section 1.  Conveyance, Transfer and Assignment Of Transferred Assets.

      (a) On the Termination Date, and on the terms and subject to the conditions of this Agreement, the Agent hereby agrees to convey, transfer and assign, and KCH hereby agrees to accept such conveyance, transfer and assignment of all of the Agent's rights, title and interest in and to the Transferred Assets. This transfer is made without representations, warranties or recourse, except that the Agent represents and warrants that the Agent has not created any Adverse Claim upon the Transferred Assets. On the Termination Date, KCH shall pay, or cause to be paid, to the Agent an amount equal to the Aggregate Unpaids under the Transfer Agreement in immediately available funds. This amount shall be $90,534,694.82 (the "Transfer Price") if received by the Agent by 1:00 p.m. (Eastern Standard Time) on the Termination Date. The Transfer Price shall be deemed to be paid when received by the Agent at Bankers Trust Company, for the Account of BTCO as Depository for EFC, Account Number 00-362-917, ABA number 021-001-033, Reference: Enterprise Funding—KCH Funding LLC, Attn: Boris Treygar. If the Transfer Price is not received on the Termination Date as set forth in this Section 1(a), the Transfer Price shall be adjusted to include an amount equal to Discount for such Termination Date on all outstanding Tranche Periods to which the Net Investment is allocated including all Related Commercial Paper.

      (b) Upon payment of the Transfer Price in the manner required in paragraph (b) above, the Agent shall have conveyed, transferred and assigned to KCH, in exchange for the Transfer Price, all of the Agent's right, title and interest in and to the Transferred Assets. The Agent hereby acknowledges that, upon payment of the Transfer Price, any and all Transferred Assets are

  Transferred Assets in which the Agent has no interest, and, subject to the survival of Section 9.5 of the Transfer Agreement and the survival of certain of its other provisions which are expressly set forth in Section 10.1 of such Transfer Agreement, all Aggregate Unpaids shall have been paid in full.

      (c) Subject to (i) the payment of the Transfer Price in the manner required in paragraph (b) above, and (ii) the understanding and agreement that the provisions of Section 9.5 of the Transfer Agreement and certain of its other provisions which are expressly set forth in Section 10.1 of the Transfer Agreement shall survive the termination of the Transfer Agreement, KCH, UNOVA, Enterprise and the Agent hereby terminate the Transfer Agreement.

    Section 2.  Covenants of the Agent.  The Agent hereby covenants that:

      (a) all security interests, liens or other right, title or interest in and to the Transferred Assets created by it shall be terminated or released and shall be of no further force and effect as of the Termination Date; and

      (b) it shall execute and deliver, at the expense of KCH and UNOVA, (i) all financing statements that may be necessary to (x) evidence the Agent's transfer, conveyance, assignment of all of the Agent's rights, title and interest in and to the Transferred Assets and (y) release the Agent's rights, title and interest therein and (ii) all notices that may be necessary to terminate any Lock-Box Agreement to which it is a party. If the Agent receives any Collections on or after the Termination Date, it shall deposit or cause to be deposited, all such Collections to Bank of America, N.A. account number 1257725321 ABA number 121000358 Reference: UNOVA, Inc. not later than one Business Day after receipt thereof.

    Section 3.  Miscellaneous.

      (a)  Entire Agreement.  This Agreement sets forth the final and complete integration of all prior expressions by the parties hereto with respect to the subject matter hereof and shall constitute the entire agreement among the parties hereto with respect to the subject hereof superceding all prior oral or written understandings.

      (b)  Amendments.  No alteration, amendment, change or addition to this Agreement shall be binding upon either party unless in writing and signed by the party to be charged.

      (c)  Successors.  Each and all of the provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

      (d)  Captions.  The captions and section numbers appearing in this Agreement are inserted only as a matter of convenience. They do not define, limit, construe or describe the scope or intent of the provisions of this Agreement.

      (e)  Governing Law.  This Agreement shall be governed and construed by the provisions hereof and in accordance with the laws of the State of New York.

      (f)  Counterparts.  This Agreement may be executed in counterparts, each of which when executed by the parties shall be deemed the same Agreement.

[Signatures appear on the following page]

    IN WITNESS WHEREOF, the parties have caused this Reconveyance and Release Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.

BANK OF AMERICA, N.A. (as successor in interest to NationsBank, N.A.), as the Agent
By:	/s/ JOHN K. SVOLOS Name: John K. Svolos Title; Vice President
KCH FUNDING, L.L.C.
By:	/s/ ELMER C. HULL JR. Name: Elmer C. Hull Jr. Title: Vice President and Treasurer
UNOVA, INC.
By:	/s/ ELMER C. HULL JR. Name: Elmer C. Hull Jr. Title: Vice President and Treasurer
ENTERPRISE FUNDING CORPORATION
By:	/s/ ANDREW L. STIDD Name: Andrew L Stidd Title: President

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  Exhibit 4.24
RECONVEYANCE AND RELEASE AGREEMENT